Exhibit 99.1
press release
ArcelorMittal completes the acquisition of Nippon Steel Corporation’s interest in AM/NS Calvert

18 June 2025, 19:30 CET

In accordance with the definitive Equity Purchase Agreement (the “EPA”) signed between ArcelorMittal (the “Company”) and Nippon Steel Corporation (“NSC”) on 11 October 2024, the Company confirms that it has completed the acquisition (the “transaction”) of NSC’s 50% equity stake in AM/NS Calvert, with ArcelorMittal already holding the balance.

The facility, now renamed ArcelorMittal Calvert, was originally acquired by ArcelorMittal and NSC in 2014 from ThyssenKrupp for total consideration of $1.55 billion. The operation was originally built at a cost of approximately $5 billion. It commenced operations in 2010 and has a flat rolled steel capacity of 5.3 million metric tonnes, annually. It is one of the most advanced steel finishing facilities in North America, with assets that include:
State-of-the-art hot strip mill (HSM) designed to roll advanced high strength steels (AHSS), Line Pipe & Stainless products
Continuous Pickling Line (CPL) and coupled Pickle Line-Tandem Cold Mill (PLTCM) optimized for auto production (including exposed)
Coating and Continuous Annealing Lines, galvanized, galvanneal, aluminized, and cold rolled, which can supply advanced automotive grades including Gen3 AHSS and Press Hardened Steel (PHS).

Since the acquisition in 2014, more than $2 billion in capex investments have been made to improve operational efficiency and enhance product offerings to the U.S. automotive and energy markets. Strategic investments include additional slab bays and cranes, a state-of-the-art logistics center to support high-volume pipe production and increased coil size, capability enhancements to the three coating lines and continuous annealing line, and the new state-of-the-art steelmaking facility with the capacity to produce 1.5 million metric tonnes of low CO2 steel, annually. The new steelmaking facility will be capable of supplying exposed automotive grades. Commissioning and first heat (an initial batch of molten steel marking the start of operations) were completed this month. In addition, a new seven-year domestic slab supply agreement with NSC has commenced, averaging 750,000 metric tonnes per year, ensuring a significant portion of the slab requirements are melted and poured in the United States. The feasibility of a steelmaking expansion at the site, which would further strengthen its U.S. domestic production capability, is being assessed.

The new steelmaking facility, integrated with ArcelorMittal’s HBI facility in Texas, will enable Calvert to supply automotive customers with lower CO2 embodied steel, melted and poured in the United States.

In February 2025, the Company announced its intention to invest $1.2 billion to construct an advanced, non-grain-oriented electrical steel (NOES) manufacturing facility at the same site in Calvert, Alabama. The new facility will be capable of producing up to 150,000 metric tonnes of NOES annually, in support of automotive and mobility, renewable electricity production and other industrial and commercial markets. The project can strengthen U.S. manufacturing competitiveness and reduce U.S. dependency on electrical steel imports through the expansion of domestic NOES production. The project is advancing to schedule: all long lead equipment purchase order have been issued, and manufacturing has commenced for major process equipment; all construction permits related to Air and Water have been received; earthwork and piling are in progress and work on the main construction packages are underway. First NOES production is expected in 2027.

Commenting, ArcelorMittal CEO, Aditya Mittal, said:

“ArcelorMittal has a long and proud history in the United States, a country which values the strategic importance of its steel industry. We are delighted to be further enhancing our presence in this important and attractive market with full ownership of Calvert.

“I remember clearly the first time I visited the facility, back in 2014. A state-of-the-art, high-quality finishing line, we knew immediately that this was an asset with great potential. Since that time, we have invested considerably and transformed the facility into a highly strategic steelmaking asset, capable of producing the highest quality, low-carbon-emissions steels, and with considerable further opportunity to grow. The construction of a new electrical steel facility is already underway, and we are also evaluating the potential of further enhancing steelmaking capacity.

“Most importantly, I want to thank all our great people at Calvert for their absolute commitment to ensuring that this facility is world class in every respect, and also highlight that we have an incredibly bright future ahead of us. We are already breaking new ground in terms of the types of steels being produced in an electric arc furnace, and we will ensure that Calvert stays at the cutting edge for the most sophisticated customer segments, such as electrical steels, while always prioritising world-class safety performance.”

ArcelorMittal North America CEO, John Brett, added:
“Certainly, we know the Calvert asset extremely well and thus, consolidating it into the ArcelorMittal Group will naturally occur. We have a great team which is motivated by the opportunities to further expand and enhance the capabilities of the asset, thereby strengthening our position as a top producer of American steels for the most demanding applications.

“Our vision is to establish an ArcelorMittal manufacturing center of excellence in Calvert with safety always the first priority. We have already started the expansion of Calvert’s world class assets with our new EAF which is supported by a resilient and sustainable domestic supply chain, including HBI from our plant in Texas. Additionally, our planned NOES facility will broaden our product portfolio, supplying the growing automotive mobility demands.

“The US is well positioned to have a strong and revitalized future and Calvert has a pivotal role to play in supporting that, addressing critical market needs with evolving societal transformations, and contributing to economic strength and skilled jobs in the region.”

Financial implications of the transaction:

In FY 2024, AM/NS Calvert generated EBITDA of $614 million (approximately 60% of this was reflected in ArcelorMittal Group EBITDA). Following the transaction, ArcelorMittal’s net debt is expected to increase by approximately $1.3 billion. In accordance with the terms of the EPA, ArcelorMittal paid $1 consideration for the shares of NS Kote Inc., which holds 50% of the equity interest of AM/NS Calvert, in addition to cash and loans receivable of approximately $0.9 billion. As a result, following the transaction, the Company expects to record an exceptional gain of approximately $1.5 billion in its 2Q 2025 results (final amount being subject to completion of the purchase price allocation). Sustaining/normative capex requirements are expected to be approximately $90 million annually, with an additional $90 million capex anticipated in 2H 2025 related to the EAF project.

Forward-Looking Statement

This document contains forward-looking information and statements about ArcelorMittal and AM/NS Calvert. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe”, “expect”, “anticipate”, “target”, "projected", "potential", "intend" or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the “SEC”) made or to be made by ArcelorMittal, including ArcelorMittal’s latest Annual Report on Form 20-F on file with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

About ArcelorMittal

ArcelorMittal is one of the world’s leading integrated steel and mining companies with a presence in 60 countries and primary steelmaking operations in 15 countries. It is the largest steel producer in Europe, among the largest in the Americas, and has a growing presence in Asia through its joint venture AM/NS India. ArcelorMittal sells its products to a diverse range of customers including the automotive, engineering, construction and machinery industries, and in 2024 generated revenues of $62.4 billion, produced 57.9 million metric tonnes of crude steel and 42.4 million tonnes of iron ore. Our purpose is to produce smarter steels for people and planet. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for the renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).
http://corporate.arcelormittal.com/

Contacts:

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ArcelorMittal Corporate Communications
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ArcelorMittal North America Communications
Chris Mason    +1 219 666 4636
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